UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2016

Commission File Number: 001-35286

FRANCO-NEVADA CORPORATION

(Translation of the registrant’s name into English)

199 Bay Street, Suite 2000, P.O. BOX 285, Commerce Court Postal Station, Toronto, Ontario, Canada M5L 1G9

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The information contained in Exhibits 99.3 and 99.4 of this Form 6-K is incorporated by reference as additional exhibits in the registrant’s Registration Statement on Form F-10 (File No. 333-208062).

The following documents, which are attached as exhibits hereto, are incorporated by reference herein:

Exhibit	Title
99.1	Press Release – Franco-Nevada Announces US$550 Million Bought Deal Financing

99.2	Press Release – Antapaccay Stream Agreement

99.3	Investor Presentation

99.4	Term Sheet

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCO-NEVADA CORPORATION

Date: February 10, 2016	By:	/s/ Lloyd Hong
Name: Lloyd Hong
Title: Chief Legal Officer & Corporate Secretary

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